UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           LEXICON UNITED INCORPORATED
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    528874100
                                 (CUSIP Number)

                             MANUEL DA COSTA FRAGUAS
                     4500 Steiner Ranch Blvd., Suite # 1708
                               Austin, Texas 78732
                                 (512) 266-3507
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 27, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.





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1.    NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

      Manuel da Costa Fraguas
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [   ]
                                                                         -----
                                                                    (b)  [   ]
                                                                         -----
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      SC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) or 2(f)
                                                                         [   ]
                                                                         -----
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Brazilian
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    NUMBER OF           7.    SOLE VOTING POWER 600,000
     SHARES
  BENEFICIALLY          --------------------------------------------------------
    OWNED BY            8.    SHARED VOTING POWER 0
      EACH
    REPORTING           --------------------------------------------------------
   PERSON WITH          9.    SOLE DISPOSITIVE POWER 600,000

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER 0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      600,000
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             [   ]
                                                                         -----

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%
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14.   TYPE OF REPORTING PERSON

      IN
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ITEM 1. SECURITY AND ISSUER.

      The name of the issuer is Lexicon United Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 4500 Steiner Ranch Blvd., Suite # 1708, Austin, Texas 78732. This statement relates to the Company's common stock, $0.001 par value per share.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(f). This Schedule 13D is being filed by Manuel da Costa Fraguas, a Brazilian citizen ("The Reporting Person"). The Reporting Person is the General Manager and director of the Company's majority owned subsidiary ATN Capital & Participacoes Ltda. He has served in such capacity since 1997. The address at which the Reporting Person's occupation is conducted is 177 Av. Rio Branco, 7th Floor, Rio de Janeiro, Brazil 20040-007.

      During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement by and among the Company, ATN Capital & Participacoes Ltda. ("ATN"), the Reporting Person and Omar Malheiro Silva Araujo, dated December 12, 2005, as amended ("Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, the common stock of ATN held by the Reporting Person was exchanged for common stock of the Company as of February 27, 2006, the closing date of the Share Exchange Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person has acquired the Company's common stock pursuant to the Share Exchange Agreement as described in Item 3 above.

      Except as set forth in this Schedule 13D and the current report on Form 8-K filed by the Company on February 27, 2006, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 600,000 shares of the Company's common stock, representing 7.1% of the outstanding shares of the Company's common stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 600,000 shares.

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(c)   Except as described above, the Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as disclosed herein and in the current report on Form 8-K filed by the Company on February 27, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Share Exchange Agreement, dated December 12, 2005, among the Company, ATN Capital & Participacoes Ltda., the Reporting Person and Omar Malheiro Silva Araujo [Incorporated by reference to Exhibit
            10.1 to the Company's current report on Form 8-K filed on December 16, 2005]

Exhibit 2: Amendment No. 1 to Share Exchange Agreement, dated January 18, 2006, among the Company, ATN Capital & Participacoes Ltda., the Reporting Person and Omar Malheiro Silva Araujo [Incorporated by reference to
            Exhibit 10.1 to the Company's current report on Form 8-K filed on January 23, 2006]

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


            SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2006



                                               /s/Manuel da Costa Fraguas
                                               --------------------------
                                               Name: Manuel da Costa Fraguas















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